Filed by E*TRADE Financial Corporation
(Commission File No.: 001-11921)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation
(Commission File No.: 001-11921)

To our shareholders:

Amid arguably the most transformational year in our industry’s history, 2019 was a momentous one for E*TRADE, punctuated by solid fundamental results, remarkable customer engagement, and significant achievements across our retail and institutional channels.

While the full year carried a multitude of Company records and noteworthy performance, the latter half of the year saw the pace of change accelerate in unprecedented fashion. October ushered in the elimination of base retail commissions for online US listed stock, ETF, and options trades across the industry. With price removed from the equation, the customer experience became the primary differentiator in our space—which plays directly to our strengths. With world-class trading and investing tools backed by professional guidance, powerful distribution through our Financial Consultants, and one of the most recognized brands in the space, E*TRADE stands tall against the shifting landscape. Our value proposition shined even more brightly as our two largest peers announced their intention to merge. We swiftly capitalized on the opportunity to gain share and generated meaningful account and asset growth as the year closed. The beginning of 2020 brought further change as we announced our planned acquisition by Morgan Stanley—a watershed development, which I will cover in more depth later in this letter.

Commitment to our customers

E*TRADE has a rich legacy as the undisputed home for active and derivative traders, with unparalleled technology and service, and over the years we have advanced our offering beyond brokerage capabilities to deliver a robust and diversified suite of solutions and experiences to our customers. Today, we offer comprehensive trading, investing, and banking capabilities, along with a leading stock plan administration platform that counts some of the largest and most celebrated corporations in the world as clients.

As we turn the page on a new decade, we are excited to further expand into solutions centered on wealth management and financial wellness. We have long refined and expanded our offering to meet broad financial health needs, be it through managed asset solutions, a fulsome array of retirement products and tools, or helpful educational resources, to name a few. We added to this foundation meaningfully in 2019, with the build-out of our advisor referral program, and through our acquisition of Gradifi, a leading student loan benefit administrator.

2019 Highlights

The past year was a record for customer engagement. Our traders, investors, stock plan participants, and advisors executed 291,000 DARTs, our highest level of activity ever. Perhaps even more important, we generated 98,000 derivative DARTs—also a Company record—representing more than a third of all DARTs. Growth in derivatives has been a strategic imperative for E*TRADE for several years, which was brought to the forefront with our 2016 acquisition of OptionsHouse. Since then, we have further developed our tools for active traders, and our leading Power E*TRADE platform has become a chief source of earnings power given the superior profitability of derivative trades. The reduction of commissions in October led to more pronounced trading activity as our customers set new records for volume in the fourth quarter, which have only climbed further in 2020.

The surge in activity is clear evidence of the value we deliver for our customers, but as the industry evolves beyond transactions as a primary revenue source, our business proves uniquely capable to drive resilient, low-cost customer deposits, which is a key ingredient to capitalizing on the full value of our model. In 2019, our customers contributed nearly $11 billion to sweep deposits, bank deposits, money market funds, and customer payables, our strongest year ever of customer cash growth.

Our Corporate Services channel—a key contributor of franchise and shareholder value—grew client assets to nearly $300 billion, as we generated $79 billion in grants and purchases at our existing corporate clients while executing on $24 billion of implementations to new companies, our best year ever for each measure. We will capitalize on phenomenal momentum in the Corporate Services channel, adding to the exceptional organic growth we have already achieved.

We also built out our Executive Services team offering a dedicated point of contact for the corporate leadership of our institutional clients and providing support for unique executive needs such as customized 10b5-1 plans, assistance with regulatory filings, and other high-touch brokerage and investing solutions. We are also encouraged by the progress in our Advisor Services channel and the establishment of the E*TRADE Advisor Network, our RIA referral program. Our Retail, Corporate Services, and Advisor Services channels are each powerful in their own right, but when woven together create a whole that is truly greater than the sum of its parts.

Our financial and operational performance is predicated on a culture of innovation, and on that front 2019 was a banner year.

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We continued to enhance the accessibility of our offering and improve ease of use. We began 2019 with the launch of our award-winning Power E*TRADE platform, giving a fully integrated, web-based toolset for active traders, and capped off the year by making our solutions meaningfully more accessible through a revamped iOS mobile app and integration of Google Assistant, establishing a foothold in the increasingly important voice-assistant space.

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On our institutional channels, we continued to raise the bar on our world-class Corporate Services platform with the introduction of cutting-edge technology across tax reporting, ESPP share withholding, and trade clearance automation. We are also proud to be the first stock plan administrator to partner with Carver Edison, an innovative startup that enables employees to maximize their ESPP contribution with limited payroll deductions.

Commitment to innovation and excellence

Our tech-forward heritage, innovative culture, and iconic brand are the intangibles that make E*TRADE a pioneer in the industry and a continued force in today’s market. Our commitment to innovation garnered a triumphant year for awards and recognition, as we were named the #1 overall online broker by Kiplinger’s; earned top rankings for mobile, options, and web-based platforms by StockBrokers.com; and maintained the belt as the top-ranked stock plan administration platform as measured by loyalty and overall satisfaction by Group Five for the eighth consecutive year.

Navigating turbulent markets

We are able to win market share from our much larger peers because of our steadfast and sole focus on the customer—on channeling our energy first to developing and enhancing the services and capacity to help our customers reach their financial goals, no matter the market conditions. While equity markets had been on a historic, decade-long bull run, in the beginning of 2020, turmoil related to the COVID-19 virus and its knock-on impact to interest rates, commodities, currency, and credit, have led stocks into bear market territory, with volatility not seen since the financial crisis.

We offer a wide array of tools to help investors and traders alike find opportunities within increased uncertainty—including a best-in-class derivatives platform for active traders who are managing risk or seeking to capitalize on market swings, a leading mobile platform to access their account anytime and anywhere, and managed products that establish diversified portfolios built for the long-term. At all times, and particularly times of market stress, our operations and service professionals go above and beyond to make sure customers can access and manage their accounts and receive the service levels they expect. Time and again these teams have risen to the occasion and shown tremendous resilience, not skipping a beat in their continued duty to serve our customers. Our platforms, systems, and customer service have also continued to demonstrate their robustness, and E*TRADE has reliably handled the dramatic surge in activity. Many in our industry are unable to make such a claim.

Focus on talent

Our team of 4,100 associates are the lifeblood of E*TRADE and are responsible for developing our platforms, enhancing our offering, serving our customers, and fostering a brand that punches way above its weight. Embedded in our ethos is an emphasis on diversity and inclusion, which fosters creativity and ingenuity. Our inclusive spirit is woven into the fabric of our organization—starting from when we democratized Wall Street for Main Street—and embodies who we are today.

Diversity and inclusion start at the top and are felt throughout the organization, and we firmly believe this fosters the ideal environment to attract, develop, and retain the best talent in the industry. The accolades we’ve received for the culture we’ve worked so hard to build at E*TRADE speak for themselves—InvestmentNews’ 2019 Excellence in Diversity and Inclusion Finalist, Glassdoor’s Best Places to Work in 2020, and the Human Rights Campaign Corporate Equality Index’s Best Places to Work for LGBTQ Equality.

Looking ahead

As noted, 2019 was a year of transformation, and 2020 has kicked off with a jolt to say the least. The pronounced and historic spike in market volatility has driven an unparalleled level of customer trades, as our DARTs set a monthly record of 464,000 in January, only to blow by that mark with 587,000 DARTs in February—more than double the level we achieved throughout our record-setting 2019.

Over the last 12 months we have clearly seen, and contributed to, an unbelievable pace of industry change. The biggest change for our Company came on February 20, when we announced our combination with Morgan Stanley. The union with Morgan Stanley enables us to take the thriving E*TRADE of today to new heights and deliver an even more comprehensive suite of wealth management capabilities. As part of Morgan Stanley, the iconic E*TRADE brand, our market-leading customer service and offerings, and innovative digital tools will complement one of the world’s preeminent financial services institutions. This positions us to meet the intensifying competitive environment head-on and further build on all that has made E*TRADE such a formidable force over the last four decades.

We enter 2020 stronger and more invigorated by the future than ever before. It’s been an amazing journey and we look forward to the next chapter.

Respectfully,

Michael A. Pizzi

Forward-Looking Statements

The statements contained in this report that are forward looking, including statements regarding: our future plans, objectives, outlook, strategies, expectations and intentions relating to our business and future financial and operating results and the assumptions that underlie these matters, the achievement of synergies across our channels, our ability to execute our business plans, including further developing and enhancing our services and expanding our product offerings, future sources of revenue and gains of market share, the ability of our technology solution for advisors and our referral program to attract and retain customers seeking specialized services and sophisticated advice, the consummation of the proposed transaction and the anticipated benefits thereof and any other statement that is not historical in nature, are ‘‘forward-looking statements’’ within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are subject to a number of uncertainties and risks. Actual results may differ materially from those indicated in the forward-looking statements. The uncertainties and risks include, but are not limited to, changes in business, economic or political conditions, performance, volume and volatility in the equity and capital markets, the completion of the proposed transaction with Morgan Stanley on anticipated terms and timing, the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated benefits and synergies, changes in interest rates or interest rate volatility, our ability to manage our balance sheet size and capital levels, disruptions or failures of our information technology systems or those of our third party service providers, cyber security threats, system disruptions and other potential security breaches or incidents, customer demand for financial products and services, our ability to continue to compete effectively and respond to aggressive competition within our industry, such as through the elimination of retail commissions for online US-listed stock, ETF and options trades, our ability to participate in consolidation opportunities in our industry, to complete consolidation transactions and to realize synergies or implement integration plans, our ability to manage our significant risk exposures effectively, the occurrence of risks associated with our advisory services, our ability to manage credit risk with customers and counterparties, our ability to service our corporate debt and, if necessary, to raise additional capital, changes in government regulation, including interpretations, or actions by our regulators, including those that may result from the implementation and enforcement of regulatory reform legislation, and adverse developments in any investigations, disciplinary actions or litigation, including with respect to the proposed transaction. Further information about these risks and uncertainties can be found in the annual report on Form 10-K previously filed by E*TRADE Financial Corporation with the Securities and Exchange Commission (including information in such report under the caption ‘‘Risk Factors’’). Any forward-looking statement included in this report speaks only as of the date of this communication; the Company disclaims any obligation to update any information, except as required by law.

© 2020 E*TRADE Financial Corporation. All rights reserved.